UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38694

LIVENT CORPORATION*

(Exact name of registrant as specified in its charter)

1818 Market Street

Philadelphia, Pennsylvania 19103

(215) 299-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On January 4, 2024, pursuant to the terms of that certain Transaction Agreement, as amended by the Amendment to Transaction Agreement, dated as of August 2, 2023, the Second Amendment to Transaction Agreement, dated as of November 5, 2023 and the Third Amendment to Transaction Agreement, dated as of December 20, 2023 (as so amended, the “Transaction Agreement”), by and among Livent Corporation, a Delaware corporation (“Livent”), Allkem Limited, an Australian public company limited by shares (“Allkem”), Arcadium Lithium plc, a public limited company incorporated under the laws of the Bailiwick of Jersey (“Arcadium”), Lightning-A Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and Arcadium Lithium Intermediate IRL Limited, a private company limited by shares and incorporated and registered in Ireland (“Irish IntermediateCo”), the transactions contemplated by the Transaction Agreement were consummated by way of (a) a scheme of arrangement under Australian law (the “scheme”), pursuant to which each issued, fully paid ordinary share of Allkem held by Allkem shareholders was exchanged for (i) where the Allkem shareholder did not elect to receive ordinary shares, par value $1.00 per share, of Arcadium (each, an “Arcadium Share”), one Arcadium CHESS Depositary Instrument (a “CDI”) quoted on the Australian Stock Exchange, each CDI representing a beneficial ownership interest (but not legal title) in one Arcadium Share (with exceptions for certain jurisdictions in which Allkem shareholders received Arcadium Shares unless they elected otherwise) and (ii) where the Allkem shareholder elected to receive Arcadium Shares, one Arcadium Share (provided that, where an Allkem shareholder had a registered address in an ineligible jurisdiction, the ordinary shares of Allkem of such Allkem shareholder (an “ineligible Allkem shareholder”) were transferred to a sale nominee prior to the scheme implementation (as defined in the Transaction Agreement), and the sale nominee was then issued CDIs under the scheme and subsequently sold all of the CDIs issued to it and remitted a pro rata share of the net proceeds of the sale of all of the CDIs issued to the sale nominee to each ineligible Allkem shareholder), with Allkem becoming a wholly owned subsidiary of Arcadium and (b) a merger (the “merger”), whereby Merger Sub, a wholly owned subsidiary of Irish IntermediateCo (a direct wholly owned subsidiary of Arcadium) merged with and into Livent, with Livent surviving the merger as an indirect wholly owned subsidiary of Arcadium, and pursuant to which each share of Livent common stock, par value $0.001 per share, other than certain excluded shares, was converted into the right to receive 2.406 Arcadium Shares, and such Arcadium Shares were issued at the effective time of the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Livent Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LIVENT CORPORATION

Dated: January 22, 2024	By:	/s/ Gilberto Antoniazzi
	Name:	Gilberto Antoniazzi
	Title:	Chief Financial Officer